UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 1, 2020

(Date of Report (Date of earliest event reported))

MISO ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

561 EAST GREEN STREET PASADENA, CA	91101
(Address of principal executive offices)	(ZIP Code)

626-244-8053

(Registrant’s telephone number, including area code)

Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

As of August 1, 2020, James Buckly Jordan is no longer serving as Chief Executive Officer of Miso Robotics, Inc. (the “Company”). Michael Bell, is now serving as the Company’s Chief Executive Officer and principal executive officer.

As of August 1, 2020, Michael Bell is no longer serving as one of the Company’s Series B Directors. James Buckly Jordan is now serving as one of the Company’s Series B Directors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Chief Accounting Officer
Miso Robotics, Inc.

Date: October 1, 2020